EQTX
EQUITEX, INC.

January 16, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Christian Windsor, Special Counsel

Re:	Equitex, Inc. (the “Company”) Revised Preliminary Proxy Statement File No. 0-12374, filed December 21, 2005 Form S-3 File No. 333-130316 Filed December 14, 2005

Dear Mr. Windsor:

In response to your closing comments in your comment letter dated January 10, 2006 with respect to the above-referenced matters (the “Comment Letter”), the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EQUITEX, INC.

By: /s/ Henry Fong
Henry Fong,
President, Chief Executive Officer and
Chief Financial Officer

Greenwood Executive Office Park
7315 E. Peakview Ave. * Englewood, CO 80111 * (303) 796-8940 * (303) 796-9762 Facsimile